February 4, 2005

Mail Stop 0510

By U.S. mail and facsimile to (416) 495-8625

Ms. Betty-Ann Harland
Chief Executive Officer
International Development Corp.
30 Denver Crescent, Suite 200
Toronto, Ontario, Canada  M2J 1G8

	RE:	Form 10-KSB for the Fiscal Year Ended August 31, 2004
		Form 10-QSB for the Quarter Ended November 30, 2004
			File No. 000-31343


Dear Ms. Harland:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended August 31, 2004

Item 1. Description of Business

1. We note your disclosure that you have elected to terminate the water purification business and formulate a new business plan. Please tell us the date that the Company committed to its plan to terminate its water purification business and formulate a new business plan. Tell us why you have not filed an Item 2.05 Form 8-K to announce your election to terminate the water purification business and formulate a new business plan.

Form 10-QSB for the Quarter Ended November 30, 2004

Item 1. Financial Statements

Balance Sheet

2. We have noted that your inventory balance has not changed from August 31, 2004 to November 30, 2004. In consideration of your decision to exit the water purification business, please explain to us your ability to sell this remaining inventory or why a full excess inventory reserve is not warranted.

Note E - Subsequent Events

3. We have noted that you have not disclosed any information regarding your exiting the water purification business in your Form
10-QSB.  Please amend this filing to disclose this information.
Refer to paragraph 20 of SFAS No. 146.



*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please file the amendment to your Form 10-QSB and provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202)
942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief
Accountant

??

??

??

??

Ms. Betty-Ann Harland
International Development Corp.
February 4, 2005
Page 3 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE